Exhibit 5.1

CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

May 7, 2015

Apollo Commercial Real Estate Finance, Inc.

c/o Apollo Global Management, LLC

9 West 57th Street, 43rd Floor,

New York, New York 10019

Ladies and Gentlemen:

We have acted as counsel to Apollo Commercial Real Estate Finance, Inc. (the “Company”) in connection with the offer and sale by the Company of 4,696,996 shares (the “Shares”) of its common stock, par value $0.01 per share (the “Common Stock”) pursuant to its 2009 Equity Incentive Plan (the “Plan”). The Common Stock is being sold pursuant to the Company’s Registration Statement on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”).

In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents, certificates and other instruments as in our judgment are necessary or appropriate. As to factual matters relevant to the opinion set forth below, we have, with your permission, relied upon certificates of officers of the Company and public officials.

Based on the foregoing, and such other examination of law as we have deemed necessary, we are of the opinion that the Shares have been duly and validly authorized and, when issued and sold in the manner contemplated by the Registration Statement and the Plan, will be legally issued, fully paid and non assessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Clifford Chance US LLP